UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Alkermes Public Limited Company
(Name of Issuer)

Ordinary shares, $0.01 par value
(Title of Class of Securities)

G01767105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105	Page 2 of 4 Pages

SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to ordinary shares, par value $0.01 per share (“Common Stock” and, such shares, the “Shares”), issued by Alkermes Public Limited Company, a company incorporated under the laws of Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 27, 2021, Amendment No. 2 to Schedule 13D filed on September 10, 2021, Amendment No. 3 to Schedule 13D filed on November 19, 2021, Amendment No. 4 to Schedule 13D filed on January 10, 2022, Amendment No. 5 to Schedule 13D filed on July 6, 2022, Amendment No. 6 to Schedule 13D filed on October 7, 2022, Amendment No. 7 to Schedule 13D filed on February 6, 2023, Amendment No. 8 to Schedule 13D filed on June 5, 2023, Amendment No. 9 to Schedule 13D filed on June 12, 2023 and Amendment No. 10 to Schedule 13D filed on June 14, 2023 (the Initial Schedule 13D, as so amended, the “Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On June 15, 2023, Sarissa Capital issued the press release attached as Exhibit 7 hereto.

Item 7.          Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 7 - Press Release, June 15, 2023

CUSIP No. G01767105	Page 3 of 4 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/Alexander J. Denner
Alexander J. Denner

CUSIP No. G01767105	Page 4 of 4 Pages

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit 1 - Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on April 30, 2021 (incorporated by reference in this Schedule 13D)*

Exhibit 2 - Joint Filing Agreement of the Reporting Persons, dated as of May 10, 2021*

Exhibit 3 - Press Release, July 6, 2022*

Exhibit 4 - Press Release, June 5, 2023*

Exhibit 5 - Press Release, June 9, 2023*

Exhibit 6 - Press Release, June 13, 2023*

Exhibit 7 - Press Release, June 15, 2023

 * Previously filed.